Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

PATHFINDER ACQUISITION CORPORATION AND SERVICEMAX, INC. ANNOUNCE EFFECTIVENESS OF REGISTRATION STATEMENT AND DECEMBER 7, 2021 EXTRAORDINARY GENERAL MEETING TO APPROVE BUSINESS COMBINATION

All owners of PFDR ordinary shares as of November 3, 2021 are encouraged to vote their shares FOR the transaction.

PLEASANTON and PALO ALTO, Calif. – November 10, 2021 – Pathfinder Acquisition Corporation (NASDAQ: PFDR) (“Pathfinder”), a publicly traded special purpose acquisition company, co-sponsored by affiliates of HGGC and Industry Ventures, and ServiceMax, Inc. (“ServiceMax”), a leader in asset-centric field service management software, today announced that the U.S. Securities and Exchange Commission (the “SEC”) has declared effective Pathfinder’s registration statement on Form S-4 (File No. 333-258769) relating to the previously announced proposed business combination of Pathfinder and ServiceMax (the “Business Combination”).

Pathfinder will mail shareholders as of November 3, 2021 (the “Record Date”) the definitive proxy statement/prospectus relating to the Extraordinary General Meeting of Pathfinder Shareholders (the “Extraordinary General Meeting”), to be held on December 7, 2021 at 10:00 am ET. Shareholders are encouraged to vote in advance of the Extraordinary General Meeting and will have until December 6, 2021 at 11:59 pm ET to do so. Voting in advance is easy and can be done in one of three ways: online, via telephone or by mail. All Pathfinder shareholders as of the Record Date are encouraged to vote for the transaction.

Details of the Extraordinary General Meeting

The Extraordinary General Meeting to approve the pending Business Combination between Pathfinder and ServiceMax, among other items, is scheduled for December 7, 2021, at 10:00 am ET. The Extraordinary General Meeting will be held at 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands, KY1-9001, and virtually via live webcast at https://www.cstproxy.com/pathfinderacquisition/2021. Holders of Pathfinder ordinary shares as of the close of business on the Record Date may vote at or before the Extraordinary General Meeting and are encouraged to vote before 11:59 pm ET on December 6, 2021.

Pathfinder has filed with the SEC a definitive proxy statement/prospectus relating to the Extraordinary General Meeting and will mail the proxy statement/prospectus to shareholders who owned Pathfinder ordinary shares as of the Record Date.

Pathfinder shareholders can exercise their votes in advance of the Extraordinary General Meeting online, via telephone or by mail. Pathfinder shareholders who need assistance voting or have questions regarding the Extraordinary General Meeting may contact Pathfinder’s proxy solicitor, Morrow Sodali, toll-free at (203) 658-9400 or email Morrow Sodali at PFDR@investor.morrowsodali.com.

If certain of the proposals at the Extraordinary General Meeting are approved, the parties anticipate the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

Upon the closing of the Business Combination, the combined company will be named ServiceMax, Inc. The parties expect that the Class A common stock and warrants of the combined company will be listed on the NASDAQ under the ticker symbols “SMAX” and “SMAXW,” respectively.

Recent ServiceMax Business Highlights

•	Closed acquisition of LiquidFrameworks on November 1, 2021, which advances ServiceMax's Field Service Management capabilities in the energy sector. The acquisition was financed with cash on hand and a new $100mm term loan.
•	Named a Leader in the Gartner Magic Quadrant for Field Service Management for the 6th consecutive year based on ServiceMax's completeness of vision and ability to execute.
•	Signed new deal with a leading equipment rentals company serving the construction, industrial, energy, infrastructure, and government sectors. This deal provides more than 8,000 ServiceMax licenses to enable improved asset visibility, cost reduction and increased revenues.
•	Signed new deal with leading provider of medical diagnostic imaging and healthcare information technology. For this customer, ServiceMax is enabling a transition to a cloud-based solution with visibility into contracts, warranties, and entitlements to reduce contract leakage around service and parts.
•	Signed additional customer wins and expansions across a variety of industries including a threat detection and security screening technologies provider, a pharmaceutical and medical device company, an industrial IoT solutions provider, a flight simulation company, and a technology company focused on imaging for business.
•	Named Sophie Ames as Chief Human Resources Officer and appointed two new members to ServiceMax's Board of Directors: Felicia Alvaro, the Independent Director and Audit Committee Chair of Cornerstone on Demand; and Callie Field, the Executive Vice President and Chief Customer Experience Officer for T-Mobile.

About ServiceMax

ServiceMax’s mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth and run more profitable, outcome-centric businesses. For more information, visit www.servicemax.com.

On July 15, 2021, ServiceMax announced plans to merge with Pathfinder to become a publicly traded company. Consummation of the Business Combination is subject to customary closing conditions, including approval by Pathfinder’s shareholders.

About Pathfinder

Pathfinder is a purpose-built partnership between affiliates of two investment firms with a strong record of success as investors in technology and tech-enabled businesses: HGGC, a leading middle-market private equity firm based in Palo Alto, and Industry Ventures, a leading multi-strategy venture capital platform based in San Francisco. Pathfinder’s corporate objective is to identify and execute a business combination with a high quality, growth-oriented private company in the tech sector that Pathfinder believes can succeed as a public company and generate attractive returns for shareholders over the long term.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax and Pathfinder. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax and Pathfinder cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax and Pathfinder as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax and Pathfinder may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax or Pathfinder as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

Pathfinder has filed a definitive proxy statement and a form of proxy card with the SEC in connection with the solicitation of proxies for the Extraordinary Meeting of the Pathfinder's shareholders (the “Definitive Proxy Statement”). Investors and security holders may obtain a free copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents filed by Pathfinder with the SEC from the SEC's website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Definitive Proxy Statement, any amendments or supplements to the Definitive Proxy Statement and other documents (when available) by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California.

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Pathfinder’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Pathfinder’s and ServiceMax’s directors and officers in the Definitive Proxy Statement and Pathfinder’s other filings with the SEC made subsequent to the date of the Definitive Proxy Statement. To the extent holdings of Pathfinder’s securities by such directors or officers have changed since the amounts printed in the Definitive Proxy Statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement and other materials to be filed with the SEC in connection with the Extraordinary Meeting of Pathfinder’s shareholders.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Ally Zwahlen

Ally.Zwahlen@servicemax.com

Lance Taylor
Information@pathfinderacquisition.com